SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to

Commission file number 1-5097

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Johnson Controls Interiors PERT Plan
One Prince Center
Holland, Michigan 49423

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

JOHNSON CONTROLS INTERIORS PERT PLAN

FINANCIAL STATEMENTS AND REPORT

September 30, 2002 and 2001

Johnson Controls Interiors PERT Plan
Index to Financial Statements and Report
September 30, 2002 and 2001

* Other schedules required by the Department of Labor have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Accountants

To the Participants and Administrator
of the Johnson Controls Interiors PERT Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Johnson Controls Interiors PERT Plan (the "Plan") at September 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 24, 2003

Johnson Controls Interiors PERT Plan
Statements of Net Assets Available for Benefits
September 30, 2002 and 2001

	2002	2001
Assets		
Investments (See Note 3)	$ 241,996,412	$ 274,339,600
Receivables:		
Employer's contributions	16,717,336	17,663,772
Participant notes	7,438,919	7,089,050
Total receivables	24,156,255	24,752,822
Cash	89,634	42,556
Net assets available for benefits	$ 266,242,301	$ 299,134,978

The accompanying notes are an integral part of these financial statements.

Johnson Controls Interiors PERT Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended September 30, 2002 and 2001

	2002	2001
Additions		
Additions to net assets attributed to:		
Investment loss:		
Net depreciation in fair value of investments	$ (34,596,799)	$(167,270,857)
Interest and dividends	6,331,690	37,531,051
	(28,265,109)	(129,739,806)
Contributions:		
Participants'	12,486,001	13,004,949
Employer's	14,436,723	17,663,772
	26,922,724	30,668,721
Total reductions	(1,342,385)	(99,071,085)
Deductions		
Deductions from net assets attributed to:		
Benefits paid to participants	31,536,642	50,082,360
Administrative expenses	13,650	13,023
Total deductions	31,550,292	50,095,383
Net decrease	(32,892,677)	(149,166,468)
Net assets available for benefits:		
Beginning of year	299,134,978	448,301,446
End of year	$ 266,242,301	$ 299,134,978

The accompanying notes are an integral part of these financial statements.

Johnson Controls Interiors PERT Plan
Notes to Financial Statements
September 30, 2002 and 2001

1: **Description of Plan**

General
The Johnson Controls Interiors PERT Plan (the "Plan") is a defined contribution retirement plan which covers all eligible employees of Johnson Controls Interiors L.L.C. (the "Company"), excluding certain foreign subsidiaries. Individual accounts are maintained for each participant, with benefits limited to the amount contributed to the participant's account plus or minus any allocation of income, expenses, gains, losses or forfeitures of terminated participants' nonvested balances. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Contributions
Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company can make discretionary contributions as determined by the Board of Directors. Contributions are subject to certain limitations.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is fully vested after seven years of credited service.

Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in 5 percent increments to any of 16 investment options, including Johnson Controls, Inc. ("JCI") common stock. Participants may change their investment options on a daily basis.

Participant Notes
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their eligible account balance. Loan terms range from 1-5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent as determined quarterly by the plan administrator. Principal and interest is paid ratably through weekly payroll deductions.

Benefit Payments
On termination of service due to death, disability or retirement, a participant may elect to receive distributions in one of the following ways: 1) a lump sum amount equal to the value of the participant's vested interest in his or her account; 2) annual installments over a period not to exceed 20 years; or 3) an annuity contract for the lifetime of the participant or the participant's spouse. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts
At September 30, 2002 and 2001, forfeited nonvested accounts totaled $835,572 and $2,285,264, respectively. Effective October 1, 2001, these accounts will be used to reduce future employer profit sharing contributions. Through September 30, 2001, the accounts were allocated to the remaining participants' accounts in accordance with the Plan.

Administration
The Plan is administered by Johnson Controls Interiors PERT Plan Committee. The custodian and recordkeeper of the Plan is Putnam Fiduciary Trust Company ("Putnam"). All significant administrative and other expenses of the Plan are paid by the Company.

2. Summary of Significant Accounting Policies

Accounting Method
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments
Investments are stated at fair value, as determined by using quoted market prices for traded securities as of the last business day of the plan year.

The change in the difference between fair value and the cost of investments held is combined with realized gains and losses on sales of investments and is reported in the statements of changes in net assets available for benefits as net appreciation or depreciation in the fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties
The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits
Benefits are recorded when paid.

3. **Investments**

The fair value of investments, including those individual investments that represent 5 percent or more of the Plan's assets, are as follows:

	September 30, 2002	September 30, 2001
Putnam Funds:		
Growth and Income, 1,693,101 and 1,781,130 shares, respectively	$ 21,959,521	$ 30,243,579
Income, 945,498 and 724,717 shares, respectively	6,306,473	4,790,380
Voyager, 2,454,739 and 2,408,571 shares, respectively	29,677,798	39,307,873
OTC and Emerging Growth, 0 and 2,399,864 shares, respectively	-	13,703,221
New Opportunities, 800,182 and 799,427 shares, respectively	21,356,855	27,116,551
Asset Allocation Growth, 1,295,012 and 1,157,307 shares, respectively	9,958,645	10,346,326
Asset Allocation Balanced, 1,909,542 and 1,636,628 shares, respectively	15,467,290	15,056,979
Asset Allocation Conservative, 294,101 and 288,513 shares, respectively	2,332,221	2,512,949
International Growth, 1,361,241 and 1,351,589 shares, respectively	20,704,469	24,720,572
Money Market, 59,293,406 and 67,008,534 shares, respectively	59,293,406	67,008,534
S&P 500 Index, 278,993 and 170,303 shares, respectively	5,568,693	4,286,517
Bond Index, 256,388 and 176,363 shares, respectively	3,302,272	2,098,720
AIM Small Cap Growth Fund, 597,975 and 0 shares, respectively	10,482,495	-
Fidelity Puritan Fund, 347,829 and 257,541 shares, respectively	5,182,651	4,342,136
Janus Fund, 509,439 and 514,687 shares, respectively	8,910,084	11,148,123
JCI Common Stock, 279,791 and 270,649 shares, respectively	21,493,539	17,657,140
	$ 241,996,412	$ 274,339,600

The Plan's investments (depreciated) appreciated in fair value as follows:

	Year ended September 30,	
	2002	2001
Mutual funds	$ (37,545,844)	$(172,515,351)
JCI common stock	2,949,045	5,244,494
Net depreciation in fair value	$ (34,596,799)	$(167,270,857)

4. Tax Status

The Internal Revenue Service has determined that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to certain provisions of the Plan and ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

6. Party-in-Interest Transactions

Transactions involving JCI common stock, participant loans, and the funds administered by Putnam, custodian of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Johnson Controls Interiors PERT Plan
Schedule of Assets (Held at End of Year)
September 30, 2002

Identity of issue, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral par or maturity value	Current Value
* Putnam Funds:		
Growth and Income	1,693,101 shares	$ 21,959,521
Income	945,498 shares	6,306,473
Voyager	2,454,739 shares	29,677,798
New Opportunities	800,182 shares	21,356,855
Asset Allocation Growth	1,295,012 shares	9,958,645
Asset Allocation Balanced	1,909,542 shares	15,467,290
Asset Allocation Conservative	294,101 shares	2,332,221
International Growth	1,361,241 shares	20,704,469
Money Market	59,293,406 shares	59,293,406
S&P 500 Index	278,993 shares	5,568,693
Bond Index	256,388 shares	3,302,272
* JCI Common Stock	279,791 shares	21,493,539
AIM Small Cap Growth Fund	597,975 shares	10,482,495
Fidelity Puritan Fund	347,829 shares	5,182,651
Janus Fund	509,439 shares	8,910,084
		$ 241,996,412
* Participant Loans	Due dates range from one to thirty years; 1% above prime rate	$ 7,438,919

* Indicates party-in-interest.

JOHNSON CONTROLS, INC.
Johnson Controls Interiors PERT Plan

Signature Page

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls Interiors PERT Plan Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS INTERIORS PERT PLAN

By: Dorothy Logemann

Dorothy Logemann
Director of Employee Services
JOHNSON CONTROLS, INC.

March 27, 2003

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-66073) of Johnson Controls, Inc. of our report dated March 24, 2003 relating to the financial statements of the Johnson Controls Interiors PERT Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
March 26, 2003